UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. __)*
SFN Group, Inc. ___________________________________________ (Name of Issuer)
Common Stock, par value $0.01 per share __________________________________________ (Title Class of Securities)
784153108 __________________________________________ (CUSIP Number)
Dan Friedberg
Sagard Capital Partners, L.P.
325 Greenwich Avenue
Greenwich, CT 06830
203 629-6700
___________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2010 ___________________________________________ (Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784153108

1	Name of Reporting Person: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: 2,746,027
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 2,746,027
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,746,027
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 5.21%
14	Type of Reporting Person: PN

CUSIP No. 784153108

1	Name of Reporting Person: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: 2,746,027
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 2,746,027
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,746,027
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 5.21%
14	Type of Reporting Person: CO

CUSIP No. 784153108

1	Name of Reporting Person: Sagard Capital Partners Management Corp. I.R.S. Identification No. of Above Person (Entities Only): 20-2402055
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: 2,746,027
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 2,746,027
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,746,027
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 5.21%
14	Type of Reporting Person: IA; CO

Item 1.                 Security and Issuer.

This Schedule 13D (this “Statement”) relates to the Common Stock, $0.01 par value per share (the “Shares”) of SFN Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2050 Spectrum Boulevard, Fort Lauderdale, Florida  33309.

Item 2.                 Identity and Background.

(a) – (c) and (f).

The persons filing this Schedule 13D are Sagard Capital Partners, L.P., a Delaware limited partnership (“Sagard”), Sagard Capital Partners GP, Inc., a Delaware corporation (“GP”), and Sagard Capital Partners Management Corp., a Delaware corporation (“Manager,” and together with Sagard and GP, the “Reporting Persons”).

Sagard is the direct owner of the securities of the Issuer reported herein as beneficially owned by each of the Reporting Persons. Sagard is principally engaged in the business of investing in securities.  GP is the general partner of Sagard. Manager is the investment manager of Sagard.

For each of the Reporting Persons, the principal business address, which also serves as the principal office, is 325 Greenwich Avenue, Greenwich CT 06830.

As a result of direct and indirect securities holdings, Power Corporation of Canada (“PCC”) and Mr. Paul G. Desmarais may each be deemed to control the Reporting Persons. Exhibit A hereto identifies persons through whom Mr. Paul G. Desmarais may be deemed to control PCC and, in turn, Sagard. PCC, a corporation organized under the laws of Canada, is a diversified management and holding company with its principal place of business at 751 Square Victoria, Montreal (Québec), Canada H2Y 2J3. Mr. Paul G. Desmarais, a citizen of Canada, has his principal business address at 751 Square Victoria, Montreal (Québec), Canada H2Y 2J3. The filing of this Statement, including the exhibits, shall not be construed as an admission that any of the control relationships enumerated herein actually exist.

The name, citizenship, occupation and principal business address of each of the directors and executive officers of GP and Manager are listed in Exhibit B and the name, citizenship, occupation and principal business address of each of the directors and executive officers of PCC are listed in Exhibit C hereto.

(d) – (e).

During the last five years, none of the Reporting Persons, nor any of their respective directors or executive officers, nor any of the persons listed on Exhibit A, Exhibit B or Exhibit C, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.                 Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Shares reported herein as beneficially owned by the Reporting Persons is $18,702,522.03.  All Shares held by Sagard were acquired with Sagard’s working capital.

Item 4.                 Purpose of Transaction.

The Reporting Persons acquired the Shares beneficially owned by them for the purpose of acquiring a significant equity position in the Issuer.

After recent conversations with the Issuer and its counsel regarding the provisions of the Issuer’s Rights Agreement dated March 17, 1994, as amended to date (as so amended, the “Rights Plan”), between the Issuer and The Bank of New York Mellon as successor rights agent, the Reporting Persons entered into, and delivered to the Issuer, an irrevocable commitment to divest promptly (without retaining any power, including voting, with respect to such Shares), a sufficient number of Shares to reduce their beneficial ownership of the Shares (together with their Affiliates and Associates) to below 4.9% of the Shares, the triggering threshold under the Rights Plan.  Based upon the irrevocable commitment by the Reporting Persons, the provisions of clause (vii) of the definition of “Acquiring Person” contained in the Rights Plan, which applies to parties that may inadvertently become an “Acquiring Person” thereunder, and sales of Shares the Reporting Persons have made and will make, the Reporting Persons believe that they will not be treated as an “Acquiring Person” under the Rights Plan by reason of having exceeded the 4.9% threshold prior to the date of this Schedule 13D. The Issuer has confirmed receipt of the irrevocable commitment and acknowledged that, conditional upon the completion of the divestiture of the Shares described in this Item 4, the commitment satisfies the requirements of the exclusion from the definition of “Acquiring Person” under the Rights Plan.  Sagard has made sales of Shares sufficient to reduce its beneficial ownership for purposes of this Schedule below 4.9% and will make such additional sales of Shares to the extent necessary to assure that it and its Affiliates and Associates, including Affiliates and Associates whose ownership of Shares are not deemed beneficially owned by Sagard for purposes of this Schedule by reason of the second paragraph of Item 5(a), cease to “Beneficially Own” (as defined in the Rights Plan) 4.9% or more of the Shares.

In the future, the Reporting Persons may submit a request to the Issuer’s Board of Directors to be permitted to acquire Shares in the open market in amounts which may equal or exceed the 4.9% triggering threshold in the Rights Plan as “Exempt Transactions,” as defined in the Rights Plan.

Subject to the Board’s approval of additional acquisitions of Shares as Exempt Transactions under the Rights Plan, the Reporting Persons may acquire additional Shares or other securities of the Issuer consistent with their investment purpose or may dispose of any or all of their Shares or other securities of the Issuer from time to time, depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including not limited to its operations, business, results, plans, prospects, ownership structure and management. The Reporting Persons may discuss ideas that, if effected, may result in acquisitions by persons of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, changes in the Issuer’s capitalization and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.                 Interest in Securities of the Issuer.

(a)           Prior to the sales described in Items 4 and 5(c), each Reporting Person beneficially owned 2,746,027 Shares, which represented 5.21% of the outstanding Shares, based upon the Shares outstanding on the Issuer’s Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2010.  After giving effect to such sales, each Reporting Person beneficially owns 2,567,427 Shares, which represents 4.875% of the outstanding Shares

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by Power Corporation of Canada and certain of its subsidiaries, including Sagard. The filing does not reflect securities beneficially owned, if any, by any subsidiaries of Power Corporation of Canada whose ownership of securities is disaggregated from that of Power Corporation of Canada in accordance with the Release.

The beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of September 2, 2010, prior to the sales described herein.

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 2,746,027

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 2,746,027

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons.

(c)	The following transactions have been effected by Sagard over the last 60 days:

Purchases

Trade Date	Price	QTY
09/02/10	$5.8341	8,133
09/01/10	5.6366	43,800
08/31/10	5.4297	42,400
08/30/10	5.4582	42,400
08/27/10	5.5136	37,300
08/24/10	5.5146	37,800
08/23/10	5.7770	57,000
08/20/10	5.9056	60,500
08/19/10	6.1023	57,100
08/18/10	6.6736	57,100
08/17/10	6.7759	57,100
08/16/10	6.7787	57,000
08/13/10	6.8979	57,000
07/22/10	6.9317	20,000
07/21/10	6.6477	50,000
07/20/10	6.0085	50,000
07/19/10	5.9994	34,675
07/16/10	6.1348	50,000
07/16/10	6.0020	7,000
07/15/10	6.3009	50,000
07/15/10	6.2687	5,500
07/14/10	6.2446	50,000
07/13/10	6.2077	54,000
07/12/10	5.8209	41,500
07/09/10	5.8318	30,700
07/08/10	5.6764	60,000
07/07/10	5.2274	57,923
07/06/10	5.1248	61,200
07/02/10	5.2196	83,000

Sales

Trade Date	Price	QTY
09/08/10	$5.9973	(18,500)
09/07/10	6.1660	(112,100)
09/03/10	6.5938	(48,000)

(d)	Not applicable.

(e)	The date on which each Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Shares was September 8, 2010.

Item 6.	Not Applicable

Item 7.	Material to Be Filed as Exhibits.

Exhibit A	Persons Who may be Deemed to Control the Reporting Persons

Exhibit B	Executive Officers and Directors of Sagard Capital Partners GP, Inc. and Sagard Capital Partners Management Corp.

Exhibit C	Executive Officers and Directors of Power Corporation of Canada

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 9, 2010
SAGARD CAPITAL PARTNERS, L.P.

By:	Sagard Capital Partners GP, Inc., its general partner

By:	/s/ Dan Friedberg
Name: Dan Friedberg
Title: President

SAGARD CAPITAL PARTNERS GP, INC.

By:	/s/ Dan Friedberg
Name: Dan Friedberg
Title: President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP.

By:	/s/ Dan Friedberg
Name: Dan Friedberg
Title: President